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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  Schedule 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                                  Baker J Inc.
                                  Common Stock
                                   057232100

Check the following box if a fee is being paid with this statement X . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          NBD Bancorp, Inc.
2.   Check the Appropriate Box if a member of A Group*

3.   SEC Use Only

4.   Citizenship or Place of Organization

          Detroit Michigan

 Number of     5.   Sole Voting Power

  Shares            760,950

Beneficially   6.   Shared Voting Power

 Owned by           - 0 -

  Each         7.   Sole Dispositive Power

 Reporting          751,700

Person With    8.   Shared Dispositive Power

                    29,000
9.   Aggregate Amount Beneficially owned by Each Reporting person

     783,400
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares


11.  Percent of Class Represented by Amount in Row 9

     5.71
12.  Type of Reporting Person*

     HC
sec 1745 (6-80)          SEE INSTRUCTION BEFORE FILLING OUT!

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                                   SEC 13G 3

                       SECURITIES AND EXCHANGE COMMISSION

                          SCHEDULE 13g Amendment No.


Item 1(a) Name of Issuer:
          J Baker Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
          555 Turnpike St.
          Canton, Ma  02021

Item 2(a) Name of Person Filing:
          NBD Bancorp, Inc.

Item 2(b) Address of Principal Business Offices:
          611 Woodward Avenue
          Detroit, Mi  48226

Item 2(c) Citizenship:
          United States

Item 2(d) Title of Class of Securities:
          Common Stock

Item 2(e) Cusip No.:
          057232100

Item 3 This statement if filed pursuant to Rules 13 d-1(b) of the act on behalf of NBD Bancorp, Inc., a parent holding company in accordance with Section 240.13D-1 (b) (ii) (G) of the Act.

Item 4    Ownership:
          The shares listed below were held in a fiduciary capacity by NBD Bancorp, Inc. as of December 31, 1993.

          A.)  Amount Beneficially owned:    783,400
          B.)  Percent of Class:   5.71
          C.)  Number of shares to which the subject Holding Company has:
               1.)  Sole power to vote or direct the vote:  760,950
               2.)  Shared power to vote or to direct the vote:  - 0 -
               3.)  Sole power to dispose or to direct the disposition of:
                    751,700
               4.)  Shares power to dispose or to direct the disposition of:
                    29,000

Item 5    Ownership of 5 percent or Less of a Class:   Not Applicable

Item 6    Ownership of More than 5 percent on Behalf of Another Person:
          Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:
          See Item 3

Item 8    Identification and Classification of Members of the Group:
          Not Applicable
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Item 9    Notice of Dissolution of Group:    Not Applicable

Item 10 Certification: By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

          Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 11, 1994




                                            Daniel T. Lis 1st Vice Pres. & Secy.
                                            NBD Bancorp, Inc.
                                            (313) 225-3154